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                                                                 EXHIBIT (c)(18)

                                 August 31, 1999


VIA FACSIMILE

Mr. Terje Vangbo
President and CEO
IFS, Inc.
1900 East Golf Road, Suite 900
Schaumburg, Illinois 60173

Mr. Carl-Johan Pousette
Alfred Berg Fondkommission, AB

         Re:      IFS Americas, Inc. and IFS Acquisition, Inc. (the "Companies")

Dear Sirs:

         In order to help induce Alfred Berg Fondkommission, AB ("Alfred Berg") to underwrite a certain rights issue of Industrial and Financial Systems, IFS AB ("IFS"), the proceeds of which will be used to finance, in part, the acquisition of Effective Management Systems, Inc. ("EMS") by the Companies, I agree to the following matters.

         1. I or my affiliates will allocate $815,000 of the proceeds I or my affiliates receive from any purchase of my or their shares of EMS by the Companies to purchase shares of IFS through Alfred Berg in open market transactions, at the prevailing prices for IFS stock, within five business days of my or their receipt of such proceeds or within a commercially reasonable period of time but not later than thirty (30) days.

         2. I will pay reasonable commissions to Alfred Berg in connection with such purchase.

         3. I will retain the IFS shares I purchase for a minimum of six months.

                                                          Sincerely yours,

                                                          /s/ Thomas M. Dykstra
                                                          ---------------------
                                                              Thomas M. Dykstra